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                                                                         EX-99.H


[LAIDLAW ENVIRONMENTAL SERVICES INC. LETTERHEAD]


                                                                  March   , 1998



Dear Safety-Kleen Shareholder:



     I am pleased to inform you that Laidlaw Environmental has improved its offer to exchange all Safety-Kleen common shares. Under the improved offer, we are offering for each common share of Safety-Kleen:



        - $18.30 net in cash, and



        - 2.8 shares of Laidlaw Environmental Common Stock



Information describing the improved offer is set forth in detail in the Supplement accompanying this letter.



     As fully discussed in Safety-Kleen's letter to shareholders accompanying this letter, the Safety-Kleen Board of Directors has determined that the terms of the exchange offer are fair to, and in the best interest of, Safety-Kleen's shareholders, and recommends that Safety-Kleen shareholders tender their shares.



     Any holder of Safety-Kleen common shares desiring to tender Safety-Kleen common shares may do so in accordance with the instructions set forth in the Supplement. Please note that if you previously tendered Safety-Kleen common shares pursuant to our offer and have not withdrawn the tender, you will receive the improved consideration described in the Supplement without taking any further action.



     Please call our Information Agent or our Dealer Manager at their respective phone numbers set forth on the back cover of the Supplement with any questions or requests for assistance relating to our exchange offer.



     We thank you for your continued support.



                                          Sincerely,


                                          /s/ Kenneth W. Winger


                                          Kenneth W. Winger


                                          President and Chief Executive Officer


                                          Laidlaw Environmental Services, Inc.